February 11, 2015

Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Boxlight Corporation (f/k/a Logical Choice Corporation)
Draft Registration Statement on Form S-1
Submitted November 12, 2014
CIK No. 0001624512

Dear Ms. Ravitz:

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated December 9, 2014 (the “Comment Letter”), to Mark Elliott, Chief Executive Officer of Boxlight Corporation (f/k/a Logical Choice Corporation). (the “Company”) regarding the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted by the Company on November 12, 2014.

This letter sets forth each comment of the Staff from the Comment Letter (numbered in accordance with the Comment Letter). Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made. The Company is concurrently submitting via EDGAR this letter and an amended draft Registration Statement on Form S-1 (the “Amended Registration Statement”).

General

1. It appears that you intend to conduct this offering on a firm commitment basis. Please provide all of the disclosure required by Item 508 of Regulation S-K in your next amendment, including the identity of the underwriter(s), or provide a full explanation of why the information cannot be included at this time.

RESPONSE: We have provided the disclosure required by Item 508 of Regulation S-K and named Aegis Capital Corp. as the lead underwriter for the offering.

2. Please provide all Regulation S-K disclosure required by Form S-1. We note, for example, that you have entirely omitted the disclosures required by Items 402 and 505 of Regulation S-K.

RESPONSE: We have revised the S-1 to provide all required disclosures under Regulation S-K. Disclosures under Item 402 were omitted because the company was recently formed in September 2014, accordingly there was no executive compensation paid to the named executive officers in prior fiscal years. We have included disclosure of the terms of the employment agreement for each of the named executive officers. We have added the disclosure required by Item 505 of Regulation S-K on the determination of the offering price.

Explanatory Note, page 1

3. Please revise to remove the implication that you do not know what assumptions about general economic growth you used when preparing your internal forecasts.

RESPONSE: The requested revision has been made.

Special Note Regarding Forward-Looking Statements, page 2

4. Please note that neither Section 27A of the Securities Act of 1933 nor Section 21E of the Securities Exchange Act of 1934 apply to initial public offerings Please revise to remove references to these statutes.

RESPONSE: The requested revision has been made.

Prospectus Summary, page 3

5. Please provide a discussion of your current business and a brief history of your operations prior to the proposed transactions involving Genesis, Boxlight and Globisens.

RESPONSE: The requested disclosure has been made.

6. Please tell us why you believe it is appropriate to include pro forma line item financial results in your summary, in light of the complex nature of the structure of and accounting for your anticipated acquisitions.

RESPONSE: We believed that inclusion of pro forma line item financial results would assist investors in analyzing the financial position and results of operations of Company as it will exist after the closing of the offering. We have removed this information, as it appears from the comment that the Staff believes this information is likely to confuse investors.

7. Please revise your summary so that it is clear what portion of the discussion covers your present business and what portion relates to your proposed acquisitions. Make similar revisions throughout.

RESPONSE: We have revised the summary and throughout the prospectus to clarify the disclosure about our present business and our proposed acquisitions.

8. Please revise the second-to-last paragraph on page 3 to specify, if material, the percentage of revenues accounted for on a consolidated basis by Boxlight’s contract manufacturing for brand-name equipment suppliers.

RESPONSE: We have revised the prospectus summary to specify that the revenue by Boxlight’s contract manufacturing for brand-name equipment suppliers accounts for approximately 43% of Boxlight’s revenues on a consolidated basis.

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Our History and Proposed Acquisitions, page 6

9. Please revise to clarify, if true, that the shares to be issued in the transactions conducted with Genesis, Boxlight, and Globisens will be unregistered. If so, please also provide your analyses of the Securities Act exemptions applicable to each step of the transactions.

RESPONSE: The shares issuable to the stockholders of Boxlight, Globisens and the four former members of Genesis will be issued simultaneously upon the consummation of this offering. Those shares will be unregistered and issued in reliance on Section 4(a)(2) of the Securities Act of 1933, as each of those shareholders are accredited investors.

10. Please clarify whether the closings of the Genesis, Boxlight and Globisens transactions are dependent upon each other.

RESPONSE: The consummation of this offering is dependent upon the acquisitions of Boxlight and Globisens, but is not dependent upon the closing of the acquisition of Genesis. If the offering is not consummated, none of the acquisitions will be consummated. Each acquisition is conditional upon the closing of this offering or another liquidity event acceptable to the shareholders of Boxlight and Globisens.

11. Please clarify whether the four former members of Genesis were issued 1,000,000 shares of your company’s Series B Preferred Stock upon filing of this registration statement or if the shares will be issued only upon completion of the offering.

RESPONSE: The shares issuable to the four former members of Genesis will be unregistered and issued only upon consummation of the offering. If the offering is not consummated, no shares will be issued to the former members of Genesis.

12. Please consider providing a graphical representation of your proposed post transaction structure, to the extent that you believe it will aid an investor in understanding your proposed business.

RESPONSE: We have revised the document to include a post-transaction structure chart.

13. We note throughout the filing that you refer to the acquisition of Boxlight and you also refer to the same transaction as the acquisition of Everest Display Inc. In order to provide greater clarity to the reader, please revise the filing throughout to consistently refer to this transaction in the same manner, either as the acquisition of Boxlight or as the acquisition of Everest Display.

RESPONSE: We have revised the filing throughout to consistently refer to the transaction as the acquisition of Boxlight. With this Amendment No. 1 to the Registration Statement on Form S-1, the Company has changed its name from Logical Choice Corporation to Boxlight Corporation, which we refer to as “Boxlight Parent.”

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Acquisition of Boxlight, page 7

14. Please disclose the performance or milestone which provides the basis for the issuance of 1,028,000 bonus shares. In addition, please identify the recipients of the bonus shares.

RESPONSE: The bonus shares are being issued only upon the consummation of the offering and acquisition of Boxlight, as a reward to those members of senior management and employees who have worked for Boxlight for more than 10 years. There are no other performance or milestones to be achieved for this issuance. Mr. Nance, our President and Chief Operating Officer, who is also senior management at Boxlight, will receive approximately 54% of the total number of bonus shares issuable for introducing Boxlight Parent to Boxlight, in contemplation of an acquisition. We have revised the disclosure to delete the number of bonus shares issuable as such number will be eight percent (8%) of the shares issuable to the Boxlight shareholders upon consummation of the offering and the acquisition, which number will not be determinable until the offering size has been fixed.

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Our Corporate Information, page 8

15. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: As of the date hereof, there have been no written communications as defined in rule 405 under the Securities Act.

16. We note your disclosure that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. Please revise the filing to disclose your election as to the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards

RESPONSE: We have revised our disclosure to state that we will take advantage of the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards.

We operate in a highly competitive industry, page 11

17. Please tell us how you determined which competitors to name in your prospectus. In this regard, please note that we do not consider name recognition to be a sufficient basis for identifying a competitor in your prospectus.

RESPONSE: We determined which competitors to name based on information collected from a number of sources. When participating in bids for vending opportunities, competing bidders’ identities, specific products and services offered, and pricing often becomes available after a bid has been awarded. We, directly or indirectly through our designated resellers, regularly review that information to gain an understanding of our competitors. In addition, we subscribe to publications that provide market information including the competitive landscape in our sectors. For example, Future Source, is a highly recognized source for analysis of competitors and market trends in projector and interactive display markets, and Specific Media is another source that provides market insights. Competitors are also visible to us when we participate in trade shows and conferences that specialize in our markets. In addition, internally, we have product specialists responsible for tracking and compiling information pertaining to our product solutions and competitors.

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Our future sales of interactive displays in developed markets..., page 13

18. Please reconcile your disclosure that market saturation may have already occurred with your disclosure elsewhere in the prospectus regarding expanding market opportunities. Make revisions throughout the prospectus, as appropriate.

RESPONSE: Our references to market saturation are with respect to the use of interactive displays in developed countries, such as in the United States and the U.K. We believe significant opportunities exist to expand outside of these areas.

Our suppliers may not be able to supply..., page 13

19. Please expand your disclosure in the appropriate section to discuss the material terms of your supply agreements, such as duration of the agreements and the ability to terminate the agreements. Also, clarify which suppliers have not delivered components in a timely manner. In addition, clarify whether the difficulties with these suppliers has been resolved.

RESPONSE: We do not have written supply agreements. In general, our suppliers deliver components in a timely manner. We have only had one occasion where we experienced component shortage as a result of overselling our forecast. We have expanded our disclosure under “Use of Proceeds,” to include that we intend to use part of the proceeds from this offering to improve our inventory management.

An affiliate is in liquidation, page 15

20. Please provide us with your analysis as to why the liquidation process will not impact the contribution of assets (i.e., shares) to your company by Vert Capital Corporation and/or outstanding credit agreements involving Vert Capital, its affiliates and the company. In addition, quantify the potential creditor claims if possible.

RESPONSE: We have added disclosure to the risk factor as suggested.

Risks Related to our Foreign Operations, page 15

21. Please tell us what consideration you have given to describing risks specific to Chinese and Israeli operations, in light of your planned acquisition of operations in those countries.

RESPONSE: We have revised our risk factors on foreign operations to include those risks that are specific to operations in Israel and Taiwan.

Capitalization, page 24

22. Please reconcile your disclosure of your historical shares outstanding as of June 30, 2014 to LCC’s historical shares outstanding on page F-72.

RESPONSE: We issued 25,600,000 shares of common stock as of October 3, 2014. We have reconciled our disclosure of our shares issued and outstanding under the “Capitalization” section with our financial statements.

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Unaudited Pro Forma Combined Financial Statements, page 26

Notes to Unaudited Pro Forma Combined Financial Statements, page 30

23. Please explain to us why you have not reflected any pro forma adjustments to reflect the tax impact of the pro forma adjustments.

RESPONSE: We respectfully inform the Staff that we are not aware of any material tax impact that will result from these currently proposed transactions.

24. We note from pages 27 and 28 that you have 27,191,493 of pro forma weighted average common shares outstanding for the year ended December 31, 2013 and six months ended June 30, 2014. Please revise your filing to disclose how you determined the pro forma weighted average number of common shares outstanding for the aforementioned periods.

RESPONSE: On a pro forma basis, we consider all shares to be issued in connection with the acquisitions of Boxlight, Globisens and Genesis transactions to have been issued and outstanding at the beginning of the periods presented. We have revised our disclosure to provide the following adjusted breakdown for all shares to be issued under these transactions to different parties:

Everest Display, Inc.(Boxlight)	12,438,390

Globisens	1,847,000

Genesis	2,239,000

Shares issued for cash	10,805,426

Total shares issued	27,329,816

These shares have been calculated based on the percentage of total fully diluted outstanding common shares (immediately after the completion of the acquisitions) that each party would receive based on the result of our negotiation with each party. Total outstanding shares immediately after the completion of the proposed transactions is temporarily assumed to be 57,628,940 shares for pro forma disclosure purpose and would be updated to the final result when the offering price is determined.

(2) Stock Option Expense, page 30

25. We note that you have taken the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options Please describe to us in greater detail the nature of the comparable publicly traded companies you selected and the basis for your conclusion to select those companies. Discuss how you considered factors such as industry, stage of life cycle, size and financial leverage when selecting the comparable companies. Refer to paragraphs 718-10-55-36 and 37 of the FASB Accounting Standards Codification and Question 6 in SAB Topic 14.D.1.

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RESPONSE: We have revised our volatility using Peerless Systems Corp, Emagin Corp, and Microvision Inc. as the comparable companies. In determining the comparable publicly traded companies, we considered their industries, stage of life cycles, sizes and financial leverages.

The following information was respectively obtained from Peerless Systems Corp.’s Quarterly Report on Form 10-Q filed with the SEC on November 25, 2014, Emagin Corp.’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2014, and Microvision Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2014, and these companies’ websites.

Peerless Systems Corporation (referred to herein as “Peerless”) licenses imaging and networking technologies to the digital document markets, which include original equipment manufacturers (“OEMs”) of color and monochrome printers and multifunction office products. Peerless license software-based imaging and networking technology for controllers in embedded, attached and stand-alone digital document products such as printers, copiers and multifunction products of OEMs. As of October 31, 2014, Peerless has 19,703,000 shares outstanding and was traded at $4.63 per share. The debt to equity ratio of Peerless was 0.24 as of October 31, 2014.

eMagin Corporation (the “eMagin”) designs, develops, manufactures, and markets OLED (organic light emitting diode) on silicon microdisplays and virtual imaging products which utilize OLED microdisplays. eMagin’s products are sold mainly in North America, Asia, and Europe. As of September 30, 2014, eMagin has 25,022,875 shares outstanding and was traded at $2.35 per share. The debt to equity ratio of eMagin was 0.19 as of September 30, 2014.

MicroVision, Inc. (“MicroVision”) is developing its proprietary PicoP® display technology which can be used by its customers to create high-resolution miniature laser display and imaging engines. As of September 30, 2014, MicroVision has 44,444,000 shares outstanding and was traded at $1.94 per share. The debt to equity ratio of MicorVision was 0.48 as of September 30, 2014.

These companies are similar to our Company in certain perspectives, including but not limited to the size and anticipated market capitalization, so we expect our volatility to be similar once our stock is publically traded. We believe that these companies provide us with an effective comparison until we have three years of historical data for our Company.

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(3) Amortization of Intangible Assets, page 31

26. Please refer to adjustments (3) and (4). Please revise your filing to explain in more detail how you determined that each of your patents, customer lists and customer relationship intangible assets have a useful life of ten years. Within your discussion, please clarify what you mean by “consumer awareness” and what other economic factors you considered in making this determination. Please also revise your disclosures to clarify how “customer relationships” and “customer lists” represent separate identifiable intangible assets.

RESPONSE: In determining the useful lives of our patents, customer lists and customer relationships, we relied on the guidance in ASC 350-30-35-3, which states that the estimate of the useful life of an intangible asset to an entity should be based on an analysis of all pertinent factors, particularly the following:

a. The expected use of the asset by the entity;

b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate;

c. Any legal, regulatory, or contractual provisions that may limit the useful life;

d. The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity;

e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels). In this category we considered consumer awareness as an economic factor in making our determination. The useful life should reflect the period over time in which an intangible asset will contribute directly or indirectly to the cash flow of the reporting entity. We believe the level of consumer awareness of our products will contribute to the continuation of purchases from the customer relationships we have obtained in these transactions;

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Further, the guidance provides that if an income approach is used to measure the fair value of an intangible asset, in determining the useful life of the intangible asset for amortization purposes, an entity shall consider the period of expected cash flows used to measure the fair value of the intangible asset adjusted as appropriate for the entity-specific factors in this paragraph.

Based on our review and analysis of all pertinent facts and circumstances, we believe that the patents, customer lists and customer relationships we will obtain from acquiring Boxlight, Genesis and Globisens have useful lives of 10 years. We have revised our disclosure to include main economic factors considered by us (including known technological advances, effects of obsolescence, demand, competition, and the period of expected future cash flow that would be associated with the intangibles) and what we mean by “consumerr awareness.”

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We have combined “customer relationships” and “customer lists” and treated them as the same identifiable intangible assets as we believe they are intrinsically related.

(6) Purchase Price Allocation, page 32

27. Please revise your filing to explain in more detail how you determined that your stock offering price is $1.34 price per share.

RESPONSE: We determined our stock offering price to be $1.34 per share based on a $80,000,000 valuation of the Company (assuming the proposed acquisitions were completed) provided to us by the underwriters and our total shares outstanding in the amount of 59,743,250 on a pro forma and fully diluted basis. We have since revised our stock offering price to be $1.39 based on a valuation of the Company of $80,000,000 and a revised total number of shares outstanding of 57,628,940 on a pro forma and fully diluted basis.

Prior to the effectiveness of the registration statement, we may elect to effect a reverse stock split of our common stock, and if so, we will accordingly adjust our stock offering price based on the same method and all of other relevant information about our common stock in the registration statement.

28. We note that you plan to account for the acquisition of Everest Display Inc. using the acquisition method of accounting and considered Logical Choice Corporation to be the acquiring entity. Please provide us with your detailed analysis of all of the factors noted in FASB ASC 805-10-55-11 through 805-10-55-15 in determining the accounting acquirer. In connection with this analysis, please also tell us whether any Everest Display shareholders are related parties to Logical Choice or Vert Capital.

RESPONSE: The Company determined through its review of FASB ASC 805-10-11 through 805-10-55-15 that the acquisition of Everest Display, Inc. (Boxlight) should be accounted for using the acquisition method of accounting with Boxlight Corporation (f/k/a Logical Choice Corporation) as the acquiring entity.

FASB ASC 805-10-55-12 provides that the following facts and circumstances be considered in identify the acquirer:

a. The relative voting rights in the combined entity after the business combination.

b. The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest.

c. The composition of the governing body of the combined entity.

d. The composition of the senior management of the combined entity.

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e. The terms of the exchange of equity interests.

The following reasons support our decision:

a. Boxlight Corporation (f/k/a Logical Choice Corporation) is the entity in which we will issue shares of equity interests;

b. The shareholders of Boxlight Corporation (f/k/a Logical Choice Corporation) will retain the largest portion of the voting rights of the combined entity when the acquisitions are completed.

c. The shareholders of Boxlight Corporation (f/k/a Logical Choice Corporation) have the ability to elect, appoint or to remove a majority of the members of the governing body of the combined entity (4 out of the 7 members of the Board of Directors).

d. The senior management of Boxlight Corporation (f/k/a Logical Choice Corporation) will be the senior management of the combined entity.

e. Boxlight Corporation (f/k/a Logical Choice Corporation) will pay a premium over the pre-combination fair value of all the equity interests of the other combining entities.

f. No shareholders of Everest Display, Inc. are related parties to Boxlight Corporation (f/k/a Logical Choice Corporation) or Vert Capital, the majority shareholders of Boxlight Corporation (f/k/a Logical Choice Corporation).

Based on the above, we believe that Boxlight Corporation (f/k/a Logical Choice Corporation) is the acquiring entity and we are properly accounting for the acquisition of Everest Display Inc. using the acquisition method of accounting.

29. We note that you will account for your acquisition of Genesis using the acquisition method of accounting. We note that Genesis is owned by Vert Capital Corp., which is also your primary stockholder. Please provide us with your detailed analysis of the relevant accounting literature that supports your proposed accounting for the transaction. Explain to us how you considered the fact that LCC and Genesis appear to be entities under common control in determining the proper accounting for the proposed transaction. Refer to the guidance in paragraphs FASB ASC Topic 805-50-5-5 and 50-25-2.

RESPONSE: We have revised our method of accounting for the acquisition of Genesis to treat this as a merger of entities under common control.

(7) Issuance of Common Shares in Exchange of Shares of Companies Acquired, page 32

30. We note you are issuing 17,190,000 shares in connection with the proposed transactions. In order to enhance an investor’s understanding, please revise your filing to describe how you determined the amount of shares to be issued for each of these planned transactions.

RESPONSE: We have revised our disclosure to state that we are issuing an aggregate of 16,524,309 shares with the proposed transaction based upon an $80,000,000 valuation of the Company and the percentage of the total Company ownership transacted pursuant to the previously negotiated agreements in each transaction.

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Details of shares to be issued are as follows:

Shares to be issued to	Shares

Boxlight	12,438,390
Globisens	1,847,000
Genesis	2,239,000
Total shares	16,524,390

Shares to be issued to Boxlight include 11,639,470 shares to Boxlight’s shareholders, and 798,920 shares as Employee Transaction Bonus Shares. Employee Transaction Bonus Shares are to be allocated among Boxlight employees by the Boxlight shareholders’ representative in its sole discretion.

Shares to be issued to Globisens and Genesis equal to 3.3% and 4.0% of the fully diluted common shares that would be outstanding after giving effect to the acquisitions of Boxlight, Globisens and Genesis.

(8) Cash Received from IPO, page 32

31. Please explain to us why you are including the assumed net offering proceeds within your pro forma financial statements. Please also explain how you determined that the net offering proceeds would be $13 million.

RESPONSE: We included the net offering proceeds within our pro forma financial statements based upon a firm commitment offering arrangement with our underwriter, assuming that the offering is consummated. We determined that the net offering proceeds would be approximately $13 million based on gross proceeds of $15 million from the offering, deducting the estimated underwriter fees, legal, audit, filing and miscellaneous fees.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

32. We note here and throughout the filing that you included non-GAAP measures entitled “pro forma EBITDA” and “pro forma adjusted EBITDA” for the year ended December 31, 2012. However, you have not provided the required reconciliation of these measures to the most directly comparable measure calculated in accordance with GAAP for the year ended December 31, 2012. Please revise to include the disclosures required by Item 10(e) of Regulation S-K or to remove these non-GAAP measures from your filing.

RESPONSE: The Company respectfully informs the Staff that we have removed from our disclosure non-GAAP measures entitled “pro forma EBITDA” and “pro forma adjusted EBITDA” for the year ended December 31, 2012.

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33. We note that your discussion throughout Management’s Discussion and Analysis is based on the unaudited pro forma financial statements that give effect to the acquisitions of Everest Display, Genesis and Globisens and includes the year ended December 31, 2012. We further note that you have properly not presented pro forma financial statements for that period in accordance with Rule 8-05 of Regulation S-X. Please explain to us in greater detail why you believe it is appropriate to present MD&A based on pro forma results for the year ended December 31, 2012 when such pro forma financial statements are not included in the filing. Otherwise, revise your filing to only discuss the pro forma financial results for the year ended December 31, 2013 and the six months ended June 30, 2014 and 2013.

RESPONSE: The Company respectfully informs the Staff that we have revised our disclosure to remove the MD&A based on pro forma results for the year ended December 31, 2012.

Business, page 46

34. Please substantially revise this section to separately provide the information required by Item 101(a) of Regulation S-K for your company and for each of your proposed acquisition candidates. Your revised disclosure should distinguish between your existing business (including, for example, your current product offerings, historical development, property, intellectual property and employees) and that of your acquisition targets.

RESPONSE: The requested revisions have been made.

35. Please provide, where appropriate, an expanded discussion of your integration strategy.

RESPONSE: We have expanded the discussion of our integration strategy on pages 6 and 38.

Competition, page 56

36. Please provide an expanded discussion of the competitive landscape. Your discussion should address similar products on the market, market penetration and alternative competing technologies, if any.

RESPONSE: We have provided an expanded discussion of the competitive landscape for each of Boxlight, Globisens and Genesis Collaboration.

Principal Stockholders, page 62

37. The text of footnote (2) does not seem to relate to the holdings of Mr. Henry Nance. Please revise or advise.

RESPONSE: We have revised the disclosure under footnote (2).

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Everest Display, Inc.

Audited Financial Statements, page F-15

Note 1. Nature of Operations, Basis of Presentation and Accounting Policies, page F-20 -Revenue Recognition, page F-6

38. We note from page 6 and throughout the filing that you use resellers and distributors to sell your product. Please revise your disclosures to describe the key terms of your sales arrangements for each of the products or groups of similar products you sell. Please also separately describe these arrangements including any special pricing incentives, rights of return or other post-shipment obligations that may exist in these arrangements. Explain at what point in the earnings process you recognize revenue and tell us how you meet the criteria in SAB Topic 13 to recognize revenue at that point.

RESPONSE: We have modified our disclosures to state the following:

“Revenue is comprised of product revenue, net of returns. Revenue is derived from the sale of projectors, as well as the related accessories. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Evidence of an arrangement consists of an order from its distributors, resellers or end users. The Company considers delivery to have occurred once title and risk of loss has been transferred.

The Company’s standard terms and conditions of sale do not allow for product returns and it generally does not allow product returns other than under warranty. However, the Company grants limited rights to return product for certain large retailers and distributors. Estimates of expected future product returns are recognized at the time of sale based on analyses of historical return trends. Upon recognition, the Company reduces revenue and cost of sales for the estimated return. Return rates can fluctuate over time, are sufficiently predictable to allow the Company to estimate expected future product returns.

The Company generally provides 24 to 36-month warranty coverage on all of its products except when sold through a “Premier Education Partner” or sold to schools where the Company provides a 48 to 60-month warranty. The Company’s warranty provides for repair or replacement of the associated products during the warranty period. The Company establishes a liability for estimated product warranty costs at the time product revenue is recognized, if the liability is expected to be material. The warranty obligation is affected by product failure rates and the related use of materials, labor costs and freight incurred in correcting any product failure. Should actual product failure rates, use of materials, or other costs differ from the Company’s estimates, additional warranty liabilities could be required, which would reduce its gross profit.

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The Company offers sales incentives where the Company offers discounted products delivered by the Company to its resellers and distributors that are redeemable only if the resellers and distributors complete specified cumulative levels of revenue agreed to and written into their reseller and distributor agreements through an executed addendum. The resellers and distributors have to submit a request for the discounted products and cannot redeem additional discounts within 180 days from the date of the discount given on like products . The value of the award products as compared to the value of the transactions necessary to earn the award is generally insignificant in relation to the value of the transactions necessary to earn the award. The Company estimates and records the cost of the products related to the incentive as marketing expense based on analyses of historical data. For the years ended December 31, 2014 and 2013, the amount for such incentive were $56,427 and $32,143, respectively”

Note 10. Commitment and Contingencies, page F-13

39. We note your disclosures related to your trademark agreement with Mr. Myers including an amendment that you entered into in October 2014. Please explain to us why you have included a $250,000 intangible, net of accumulated amortization and a corresponding liability of $250,000 in your consolidated balance sheet. Explain how an amendment in October 2014 impacted your financial statements as of and for the year ended December 31, 2013. Cite the accounting literature relied upon and how you applied it your situation.

RESPONSE: FASB ASC 855-10-25-1 provides that “An entity shall recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements.” Everest Display, Inc. evaluated subsequent events through November 12, 2014, the date the financial statement were available to be issued (the same date the financial statements were issued). Accordingly, the Company determined that the new agreement dated October 10, 2014 impacted its financial statements for the year ended December 31, 2013, as this agreement amended the previous agreement dated in 2009. Pursuant to the original agreement dated in 2009, the Company would have recorded an intangible asset with a correspondent contingent liability based on our estimation. The agreement entered October 10, 2014 indicated that the fair market value of intangible assets purchased is $250,000 as of October 10, 2014, so we considered the fair market value and the payments that have been made from 2009 to October 10, 2014 when we recorded the intangible assets that were originally not recorded on the book.

Globisens Ltd.

Audited Financial Statements, page F-42

Report of Independent Public Accounting Firm, page F-42

40. Please have your independent accountants revise its audit report to reference the Statements of Operations and Comprehensive Income and Statement of Changes in equity for the years ended December 31, 2013 and 2012 that is included in the filing on page F-44. Refer to the guidance in paragraph 8 of AU Section 508.

RESPONSE: The Company respectfully informs the Staff that our independent accounts have revised their audit report to refer to the proper statements included in the amended filing.

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Note 8. Commitments and Pledges, page F-52

41. We note that you have entered into an agreement with an insurance company for indemnity damages incurred due to a failure of customer debt repayment. Please revise the filing to provide more details regarding this commitment, including any amounts recorded in your financial statements and how you are accounting for this agreement.

RESPONSE: We have revised footnote number 8 to further explain the credit insurance agreement as follows:

“The credit insurance covers losses incurred by the Company due to the failure of customers to pay their outstanding trade receivable account balances. The insurance covers specific customers selected by the Company and no losses have been incurred to date against this policy.”

Genesis Collaboration, LLC, page F-55

Audited Financial Statements, page F-62

Note 1. Organization and Significant Accounting Policies,

page F-67 - Revenue Recognition, page F-68

42. We note from page 6 and throughout the filing that you use resellers and distributors to sell your product. Please revise your filing to explain the key terms of your sales arrangements for each of the products or groups of similar products you sell. Please also separately describe these arrangements including any special pricing incentives, rights of return or other post-shipment obligations that may exist in these arrangements. Explain at what point in the earnings process you recognize revenue and tell us how you meet the criteria in SAB Topic 13 to recognize revenue at that point.

RESPONSE: We have modified our disclosures to state the following:

“Revenue is comprised of product sales and service revenue.

Revenue from product sales is derived from the sale of projectors, interactive panels and related accessories. The Company recognizes revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. Evidence of an arrangement consists of an order from its distributors, resellers or end users. The Company considers delivery to have occurred once title and risk of loss has been transferred.

Service revenue is comprised of product installation services and training services. These service revenues are normally entered into at the time products are sold. Service prices are established depending on product equipment sold and include a cost value for the estimated services to be performed based on historical experience. The Company outsources installation and training services to third parties and recognizes revenue upon completion of the services.

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The Company evaluates the criteria outlined in FASB ASC Subtopic 605-45, Principal Agent Considerations, in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as revenue. Generally, when the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of these indicators, revenue is recorded at the gross amount. If the Company is not primarily obligated and amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two, the Company generally records the net amounts as revenue earned.

While the Company uses resellers and distributors to sell our products our sales agreements do not contain any special pricing incentives, right of return or other post shipment obligations.”

Exhibit 23

43. We note that your independent accountants consented to the use of their audit report dated October 2014 with respect to Globisens Ltd.’s consolidated financial statements for the years ended December 31, 2013 and 2012 and for the six month period ended June 30, 2014. However, we do not see where the filing includes an audit report related to the sec month period ended June 30, 2014. Prior to requesting effectiveness, please have your independent accountant revise its consent to refer to the proper audit report date (October 31, 2014) and also to only refer to the reports included in the filing.

RESPONSE: The Company respectfully informs the Staff that our independent accountants have revised their consent to refer to the proper audit report date and only the reports included in the filing.

Exhibit Index

44. Please explain why you have included lengthy legal text under Exhibit number 3.3. Is this text an attempt to revise rights that security-holders have in your charter or under federal securities laws? Please revise or advise.

RESPONSE: We have removed the text under Exhibit number 3.3 and included it in the amended and restated Articles of Incorporation.

45. Please file all material agreements, including contract manufacturing agreements.

RESPONSE: We have filed all material agreements.

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If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (404) 891-1122. In addition, please contact Mitchell S. Nussbaum of Loeb & Loeb LLP at (212) 407-4159 if you have any questions or require additional information.

Sincerely,

BOXLIGHT CORPORATION

/s/ Mark Elliott
Name:	Mark Elliott
Title:	Chief Executive Officer

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